China Education International, Inc.
48 Wall Street, Suite 73
New York, NY 10005
Phone (212) 682-6607

March 18, 2013

CORRR

U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:              Larry Spirgel, Assistant Director
Joseph Cascarano, Staff Accountant
Dean Suehiro, Senior Staff Accountant
Ajay Koduri, Attorney-Adviser
Robert S. Littlepage

Re:                          China Education International, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed April 11, 2012
File No. 0-53247

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated December 21st, 2012.  Following are the Company’s responses to such comments.

1.	We note your Form 10-Q for the quarterly period ended September 30, 2012 has not been
Please file it as soon as possible or tell us when you intend to file it.
RESPONSE: It is filed.

2.
We note your disclosure regarding the ESC 2+2 Program with Empire State College.  We note you have not filed any material agreements regarding this program. Please advise and discuss the status of this program.

RESPONSE: Originally, it was expected that about 12-18 months would be required to establish new programs and offer them to (a) students of the CEII-related schools and (b) students of other China schools, and (c) students in America.  The funds required to progress this activity were not available and consequently, those activities were postponed pending having the cash needed to move ahead.

3.
We note Shaoxing High School has obtained the required permit to operate a private school and has been registered with the relevant local counterpart of the MCA.  Please file these permits (and the permits for other schools) as exhibits; and please file all necessary licenses and permits for your schools as exhibits.  We note your disclosure in the penultimate paragraph on page 6 that your schools hold the requisite licenses and permits necessary to operate.

RESPONSE: Shaoxing High School Permits is attached below as Exhibit A.

4.	Explain the differences between foreign investments being “encouraged” versus “Permitted” for higher education in China.
RESPONSE: Currently, most of the Chinese education organizations are owned by the nation or public, to enrich the education resources in China, Chinese Government encourage foreign investors to invest in private education organizations. The government provides various incentives in tax, rent, registration, etc. The incentives may be different in different provinces, and the policy may change from time to time.

5.	We note from the second paragraph of this section that your PRC subsidiaries are required to apply to SAFE for certificates. Please file these certificates as exhibits.
RESPONSE: CEII’s school owners do not subject to SAFE regulations, since these school owners do not invest any capital overseas.  We have a management contract to run these schools via a VIE model.  The past statement in 10K is not accurate and we will correct it in the future filings.

6.
We note PRC residents who are beneficial holders of your shares are required to register with SAFE in connection with their investment in you.  Please tell us who these beneficial holders are and whether they have registered with SAFE.

RESPONSE: N/A, see RESPONSE to 5 above.

7.
Clarify whether the company was required to seek CSRC approval at the time its stock was approved for quotation on the OTC-BB.  If it was and has not received such approval, explain why and what the potential harm could be.

RESPONSE: CSRC only regulate the companies listing in China, or Chinese companies listed in foreign markets. China Education is a Nevada corporation; therefore, we do not need the approval of CSRC.

8.	Clarify whether the company has set aside the required amounts of its accumulated profits to fund its reserve funds.
RESPONSE: No, China Education has not gained any profit in the past few years.

9.
We note your disclosure in the second paragraph of this section.  Please revise to disclose whether you have made the necessary filings with the CRSC.  Please revise to explain in more detail why there is uncertainty as to how their regulations will be interpreted or implemented.

RESPONSE: No, till now, China Education is not subject to this CSRC regulation. China Education is not a formed oversea shell company to acquire the companies in China. CEII was a listed U.S company before the acquisition happened. Therefore, technically, CEII shall not be regulated the CSRC regulation mentioned in the 10K.
However, it is possible for CSRC to interpret our transaction shall be regulated.

10.
We note you have filed the assignment agreement between you and Frontera regarding the License Agreement dated September 1, 2001 between Frontera and American Education Center.  Please file the underlying License Agreement as an exhibit.

RESPONSE: It has been filed.

11.	Revise the organizational chart to reflect the percentage ownership of each entity by your principal shareholders and related parties mentioned on page iii.
RESPONSE: the organizational chart will be revised in the following 10K.

12.	Disclose the dollar amount that was paid by the schools to Hangzhou Education for 2011 under the Exclusive Cooperation Agreement.
RESPONSE: No cash or other asset has been paid to Hangzhou Education.

13.
We note all of the shareholders of the Schools have pledged their equity interest in their respective School to Hangzhou Education.  Please disclose whether you have registered properly the pledge agreements and the offices with whom you have registered.  Further, it appears under PRC law the pledges act as collateral where the pledged equity is sold at auction and you would have to prevail at that auction.  It also appears that your losses would be compensated solely from the proceeds. Please advise and/or revise. Further, revise your risk factor disclosure accordingly.

RESPONSE: Yes we have registered at the local industrial and commercial bureau for each pledge agreement, we will have our attorney to analyze the risk and disclose it in the following 10K.

14.
We note the disclosure in the first two risk factors on page 13.  Please disclose clearly the effect of not being able to enforce your legal rights under the School Control Agreements is that you will not be able to consolidate the operations of the Schools.

RESPONSE: We will revise and disclose the risk properly in the following 10K.

15.	Please disclose whether all of your principal shareholders who are PRC residents have made the necessary registrations with the local branch of SAFE and disclose the location.
RESPONSE: N/A, see RESPONSE of 5 above.

16.	Clarify whether the company has any plans to have a chief financial officer with the requisite expertise in U.S. GAAP during the next twelve months.
RESPONSE: Yes, we have plans to appoint a CFO who is expertise in GAAP.

17.
We note Invictus Advisory Associates, Inc. are shown in the Beneficial Ownership Table in the Form 8-K filed on January 6, 2011.  Please tell us why this entity is no longer on the Beneficial Ownership Table in the 10-K.

RESPONSE: The 10 million shares shall be issued to Invictus were broke down into several pieces per Invictus’ request. Therefore, Invictus Advisory Associates, Inc. owns less than 10% of the total shares outstanding by the time 10k was filed.

18.	Confirm that Guotong Chen, Ruifeng Chen or Xiaoyun Chen are not related.
RESPONSE: They are not related.

Audited Consolidated Financial Statements:

19.
We note that the registrant’s (fka USChina Channel, Inc.) own operations appear insignificant relative to the operations of Shaoxing High School and its parent China Education that were acquired on December 31, 2010. As a result, it appears that Shaoxing High School and its parent China Education are the "predecessor" company as defined in Regulation C, Rule 405. Financial information of a registrant’s predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Accordingly, as predecessor, the financial statements of Shaoxing High School included in the consolidated financial statements of its parent China Education should be included in Forms 10-K and 10-Q for the required comparative periods before the acquisition, in this case for the fiscal year ended December 31, 2010. Please advise or revise.

RESPONSE: Although the Registrant may have had nominal business operations and was considered a shell, we believe that the preponderance of attributes of a reverse merger has not been reached. One must go back to the original to the series of events and acquisitions that occurred for CEII during June through December 2010

1)
In contemplation of organizing a roll up of educational establishments in the PRC using a public shell, Invictus Advisory Associates, Inc. was formed on June 16, 2010 and is owned by Mark Kallan.  From inception, Invictus’s management devoted a significant amount of time to develop its business plan, to research the China education market and to look for potential acquisitions of educational establishments in the PRC, the first target being Shaoxing High School.

2)
In contemplation of the December 31, 2010 share exchange and acquisition of its first target school, China Education, a BVI company, was formed on November 23, 2010 by Invictus(69.4%) and RGB Trading, a PRC entity(30.6%).

3)
On November 25, 2010 China Education purchased Hangzhou Education (“Hangzhou”), a PRC wholly foreign owned enterprisefrom its shareholders, Jinjin Ye and Ruifeng Chen, for approximately $151,000. Hangzhou Education was established as a wholly foreign-owned enterprise under the laws of the PRC in November 2010 and had no operations.  Hangzhou was formed to enter into “School Control Agreements” with various schools in the PRC.

4)
On December 31, 2010 Hangzhou entered into its first School Control Agreements with Shaoxing, Company wholly-owned by RGB Trading. Also on December 31, 2010 China Education was acquired by CEII a Nevada company.

The above events have to be viewed in their entirety to determine that a reverse merger did not occur. If we only look at the acquisition of China Educationby CEII, the Registrant, an assumption of a reverse merger having occurred might be warranted. However, concurrent with that event Hangzhou also acquired (through VIE agreements) Shaoxing. The CEII acquisition of China Education resulted in 25,000,000 shares issued to Invictus and 11,851,735 shares issued to CD International Enterprises, Inc and Subsidiaries. (“CDI”) On its own this transaction could be viewed as a reverse merger having occurred, however with the addition of Hangzhou’s acquisition of Shaoxing for 12,000,000 shares it becomes apparent that no major party, to the entirety of these events, has achieved a majority of CEII subsequent to all these transactions as was the intention. Also, the shareholders of Shaoxing did not have board seats or executive control of CEII, the Registrant, or China Education. Ultimately CEII, or the registrant, is not controlled by the former owners of itsinitial operating subsidiary, Shaoxing High School, subsequent to the above noted events.

Based on the above events and circumstances, and based on interpretations of ASC 805-10-55-10 through 15“Identifying the Acquirer”, there were questions concerning who is the acquirer. Ultimately, no party owned over 50% of the Registrant.  Additionally, on December 31, 2010, no member of Invictus, Shaoxing, or CDI was an officer or director of the Registrant.Based on these many factors, we believe that this transaction does not meet the definition of a reverse merger and accordingly, this transaction was recorded as business acquisition. It is noted that some of the criteria is subject to judgment. CEII’s management judged, that based on the various rights of minority voting interest, after the above noted transactions have occurred, that CEII the legal acquirer and was also the accounting acquirer, and that a reverse merger had not occurred.

In summary, the (i) the merger of CEII and China Education is a merger between 2 shell and not a business (ii) the merged CEII and China Education and their subsidiary’s (Hangzhou’s) VIE with Shaoxing did not result in Shoaxing shareholders (RGB Trading) getting control of the “Company” in accordance with ASC 805-10-55-12. Accordingly, no reverse merger and standard purchase accounting should apply.

Note 1—Organization and Operations, page F-7

20.
In regards to the Share Exchange Agreement, it appears that the December 31, 2010 transaction between the registrant (fka USChina Channel, Inc.) and China Education was a reverse merger. Please disclose that a reverse acquisition occurs when the shareholders of a company that is being legally acquired obtain a majority of the shares of the newly combined entity, which appears to have occurred on December 31, 2010 when the company exchanged 14,800,000 shares, or 92.1% of its common stock, for 100% equity interest of China Education. Also, clarify your disclosure so that the nature and terms of the transaction is transparent to readers, and explain how you recorded the reverse merger in your financial statements. We note that you were a development stage company with minimal operations and minimal assets and liabilities.

RESPONSE: Please see RESPONSE to question 19, above.

21.
In regards to your accounting for the reverse merger, the December 31, 2010 transaction between USChina Channel, Inc. and China Education International, Inc. should have been reported as a reverse recapitalization merger of China Education International, Inc., for period priors to the merger, i.e. for the years ended December 31, 2010 and 2009. As a result, you should retroactively restate the equity section of the balance sheets, the statement of stockholder’s equity, and earnings per share of China Education International, Inc., for all periods to reflect the number of shares issued in the reverse merger, similar to a stock split. This will also require adjustments to the common stock and APIC amounts to reflect the par value of the post-recapitalization shares. In addition, in the period that the recapitalization occurred, it would be necessary for you to reflect in the financial statements the number of shares previously outstanding of USChina Channel, Inc. as being issued in exchange for the net assets/net liabilities of China Education International, Inc. Please revise your financial statements, including your earnings per share calculations, accordingly and advise us. See ASC Topic 805-40.

RESPONSE: Please see RESPONSE to question 19, above.

Note 3—Acquisition, page F-13

22.	We note your purchase price of $3.75 million for Meihua here and $9 million in Note 1 on page F-8. Please revise or advise.

RESPONSE: The amount in Note 1 of $9,000,000 is not correct and should be revised to reflect the amount of $3,750,000.

Note 4—Goodwill and Intangible Assets, page F-14

23.
We note you have recognized and described as intangible assets various favorable lease arrangements related to Shaoxing High School and Pingtan Lanhua School. Please identify, clarify and explain the terms of the favorable lease arrangements and the applicable accounting literature you relied on to properly capitalize the related party favorable lease arrangements as intangible assets.

a. In regards to Shaoxing High School, please identify in detail the provisions of the favorable lease arrangement, clarify whether the arrangement was formalized in a binding lease agreement, and whether there was prepaid rent paid; and if rent has been prepaid, please explain, when, by whom, to whom, how much and for what period of time was the prepaid rent paid.

b. In regards to the free rent given to Pingtan Lanhua School, please clarify whether the arrangement was formalized in a binding lease agreement; and explain why the free rent was not recognized on a straight-line basis over the period of the operating lease term.

RESPONSE: We note that the acquirer cannot recognize assets and liabilities related to an acquired operating lease in which the acquiree is the lessee except when (1) the lease is favorable or unfavorable relative to current market rates or (2) market participants would place value on an at-the-money contract.
ASC 805-20-25-12 describes the first exception as follows:
Regardless of whether the acquiree is the lessee or the lessor, the acquirer shall determine whether the terms of each of an acquiree’s operating leases are favorable or unfavorable compared with the market terms of leases of the same or similar items at the acquisition date. The acquirer shall recognize an intangible asset if the terms of an operating lease are favorable relative to market terms and a liability if the terms are unfavorable relative to market terms.

ASC 805 prohibits recognition of a separate asset for the right to use an asset and a separate liability for the operating lease obligation for an operating lease in which the acquiree is the lessee. However, an intangible asset or liability may be recognized in a business combination related to an operating lease whose terms are favorable or unfavorable relative to the market terms of similar leases.

In connection with the acquisition of the Schools (Shaoxing and Lanhua), we are the acquirer and we believe we entered into favorable lease arrangements as follows:

a.
In November 2010, Shaoxing High School entered into a lease agreement with RGB Trading for a term of 10 years that began on January 1, 2011 and will expire on December 31, 2020.  The November 2010 lease, which covers approximately 102,720 square meters of land and 40,215 square meters of building space, all used by Shaoxing High School for educational facilities, provides for annual rent of RMB 3,000,000 (approximately $453,700) over the 10 year term. Based on a market analysis of comparable rental space, we believe the market price for comparable property to be used for education purposes would be RMB 6,000,000 to 10,000,000 annually.  The favorable rate is due to the owner of the property (Red Green Blue Trading) having the financial interest in Shaoxing School.  Discounting the fair value over 10 years yields as difference of $806,950, which was classified as a favorable lease intangible.

b.
In regards to the free rent given to Pingtan Lanhua School, there was no arrangement that was formalized in a binding lease agreement.  Since the arrangement had no formal binding lease agreement, we assumed that the free rent period would continue for a five year period. Accordingly, assuming a five year free rent period and using an 18% discount rate given the degree of risk associated with not having a lease agreement documenting the arrangement, we calculated a favorable lease intangible asset.

Note 7—Shareholders’ Equity, page F-16

24.
You have noted the amount of your restricted assets but it is not clear if these amounts only include statutory reserves or other items such as paid in capital. Please disclose all items that make up the restricted net assets and advise us. Also tell us whether or not PRC laws requiring annual appropriations of 25% of after-tax profit to be set aside for the future development of educational activities apply to you and disclose if there are any other requirements under PRC laws for the private school sector to set aside any additional amounts.

RESPONSE: Business corporations in China are generally required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entity’s registered capital or members’ equity. Appropriations to the statutory public welfare fund are at a minimum of 5% of the after tax net income determined in accordance with PRC GAAP.  Commencing on January 1, 2006, the new PRC regulations waived the requirement for appropriating retained earnings to the welfare fund.

Shaoxing High School is registered as a non-profit organization and is not required to make any statutory reserve according to the PRC GAAP.

Note 11 – Related Party Transactions, page F-20

25.
In regards to your prepaid expense – related party balances presented on the consolidated balance sheets, we note on page 27 you state that the “prepaid rent and support services under the terms of ten-year agreements for which the entire amount due under the agreements ($4.5 million to RGB Trading and $1.5 million to RGB Education for the lease and service agreement, respectively,) was paid in advance by Shaoxing High School prior to our acquisition of China Education. The payments were made through a reduction of related party receivables.” Please explain the facts and circumstances connected to the related party receivables and clarify how you are able to appropriately recognize prepaid assets in return for “payments” that the company made “through a reduction of related party receivables.”

RESPONSE: As stated, prior to our acquisition of China Education, Shaoxing prepaid rent and support services under the terms of ten-year agreements for which the entire amount due under the agreements ($4.5 million to RGB Trading and $1.5 million to RGB Education for the lease and service agreement, respectively). On the books of Shaoxing High School, these prepayments were classified as a related party receivable. We reclassified these prepayments to the proper prepaid accounts. We will modify our disclosure to more clearly explain these transactions by eliminating the sentence, “The payments were made through a reduction of related party receivables”.

26.
We also note that you have entered into a licensing agreement allowing you to use the name and other materials from American Education Center, Inc. Please identify and explain the applicable accounting literature you relied on and how you applied it to recognize the asset acquired under such a licensing agreement. Furthermore, please describe for us in detail how you will use the name and other program materials provided to you under the agreement to generate revenue in relation to the three schools you operate. Also tell us whether there are any other costs owed to the licensor besides the 2% licensing fee, and if so, what they are and how you’ve accounted from them. Please also file as an exhibit the License Agreement dated September 1, 2010 with American Education Center, Inc.

RESPONSE: Pursuant to 805-50-05-3, the acquisition of assets rather than a businessaddress a transaction in which the assets acquired and liabilities assumed do not constitute a business and require such a transaction to be accounted for as an asset acquisition. We believe that the acquisition of the license did not meet the definition of a business. If an acquired assetdoes not meet the definition of a business, as defined in ASC 805, the transaction should be accounted for as an asset acquisition based on the principles described in ASC 350 and related section. ASC 350-30-25-1 states that an intangible asset that is acquired either individually or with a group of other assets shall be recognized.

If the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. We issues equity instruments to acquire the license. We measured the fair value of the issued equity instruments on the acquisition date and included that amount as the consideration transferred. The fair value of the equity instrument was measured in accordance with the guidance in ASC 820 as the fair value was based on quoted market price.

The Company’s plan was to use the name American Education Center and offer the same programs offered in the past, as well as additional programs to be developed, through the three schools and through future schools, as well as through unrelated schools.

Due from Related Parties, page F-21

27.
Please clarify the nature of the amounts owed to the company from Anhui Luhai. We view receivables from certain related parties, such as the amount due from shareholders, as being akin to unpaid subscription receivables or unpaid capital contributions. Revise your balance sheet to present these receivables as deductions from equity, or advice. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff’s views concerning this subject.

RESPONSE: Anhui Luhai Business School is majority owned by Xiaoyun Chen, a principal shareholder of Meihua School.  In 2012, Meihua School paid for teaching materials and other supplies on behalf of Anhui Luhai. These funds were repaid prior to September 30, 2012. These advanced funds were not for payment of capital stock or any other capital transaction and were in the normal course of business.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Li (Lisa) Liu
Li (Lisa) Liu
Chief Executive Officer

Exhibit A

（副本）

民办非企业单位
登记证书

（法 人）

绍县 民证字第 010103 号

代 码：73993267-4

发证机关：

发证日期：二〇〇九年十二月八日

有效期限：自2009年12月 8日至 2013年12月 7日

名 称：绍兴中国轻纺城中学

住 所：绍兴县柯桥湖东路1788号

法定代表人：陈国同

开办资金：拾万元

业务主管单位：绍兴县教育局

业务范围：初中、高中学历教育

中华人民共和国民政部制

Exhibit A (Translation)

Registration Certificate for Private Non-enterprise Organization (Copy)
(Legal entity)
Shao County MinZhengZi No. 010103

Code: 73993267-4

Issuing authority: Shaoxing County Civil Administration Bureau (seal)

The date of issue: December 8th, 2009

Valid From December 8th, 2009 to December 7th, 2013

Name: Shaoxing China Qingfang City Middle School

Address: No. 1788  keqiaohudong Rd, Shaoxing County

Legal representative: Guotong Chen

Start-up capital: RMB 100,000

Authorities in charge: Shaoxing County Bureau of Education

Scope of business: Middle school & High school education

By People's Republic of China Ministry of Civil Affairs